(a)(1)(iii)

PARADIGM Multi-Strategy Fund I, LLC

REPURCHASE OFFER TERMS

December 31, 2007

1.	The Offer. PARADIGM Multi-Strategy Fund I, LLC (the “Fund”) is offering to repurchase for cash up to one hundred percent (100%) of the aggregate of its beneficial interest (“Interest”) at a price equal to the respective net asset value (“NAV” or “Net Asset Value”) as of the close of The New York Stock Exchange on the Valuation Date (defined below) upon the terms and conditions set forth in this Offer, the Repurchase Offer Notice, the Master Fund’s Prospectus, and the related Repurchase Request Form. Together those documents constitute the “Repurchase Offer.” The purpose of the Repurchase Offer is to provide liquidity to Members of the Master Fund. The offer is not conditioned upon the tender for repurchase of any minimum amount of Interest. Due to liquidity restraints associated with the Master Fund’s investments in underlying funds and the fact that the Master Fund may have to effect withdrawals from those funds to pay for Interests being repurchased, the Master Fund presently expects to employ the repurchase procedures set forth below.

2.	Repurchase Request Deadline — How to Submit Requests. All tenders of Interest for repurchase must be received in proper form by PARADIGM Global Advisors, LLC, at its office in New York on or before the close of The New York Stock Exchange (normally the Exchange closes at 4:00 p.m., Eastern Time, but may close earlier on certain days) on December 31, 2007. Repurchase Requests submitted to PARADIGM Global Advisors, LLC, in writing must be sent to the addresses specified in the Repurchase Request Form.

3.	Valuation Date. Investors should realize that the value of the Interest tendered in this Offer likely will change between October 31, 2007 (the last time net asset value will have been calculated before the start of this offer) and December 31, 2007 (the next time net asset value will be calculated) and December 31, 2007 (the Valuation Date), when the value of the Interests tendered to the Master Fund will be determined for purposes of calculating the purchase price of such Interests.

4.	Net Asset Values. You must determine whether to tender your Interest prior to the Repurchase Request Deadline, but the Net Asset Values at which the Master Fund will repurchase Interest will not be calculated until the Valuation Date. The Net Asset Values can fluctuate and may fluctuate between the date you submit your Repurchase Request and the Repurchase Request Deadline and the Valuation Date. The Net Asset Values on the Repurchase Request Deadline and the Valuation Date could be higher or lower than on the date you submit a Repurchase Request.

5.	Payment for Repurchased Interest. Promptly after the Repurchase Request Deadline, the Master Fund will give to each Member whose Interests (or portions thereof) have been accepted for repurchase a promissory note (the “Promissory Note”) entitling the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased Interests (or portions thereof). The determination of the value of Interests as of Valuation Date is subject to adjustment based upon the results of the next annual audit of the Master Fund’s financial statements. The Promissory Note, which will be non-interest bearing and non-transferable, is expected to contain terms providing payment at four separate times.

The first payment (the “Initial Payment”) will be in an amount equal to at least 90% of the estimated value of the repurchased Interests (or portions thereof), determined as of the Valuation Date. The Initial Payment will be made as of the later of (a) within 30 days after the Valuation Date, or (b) if the Master Fund has requested withdrawals of its capital from any underlying funds in order to fund the repurchase of Interests, within 10 business days after the Master Fund has received at least 90% of the aggregate amount withdrawn by the Master Fund from such underlying funds.

The second and final payment (the “Contingent Payment”) is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Interests (or portions thereof), determined as of the Valuation Date and based upon the results of the annual audit of the Master Fund’s financial statements for the year in which the Valuation Date falls, over (b) the Initial Payment. It is anticipated that the annual audit of the Master Fund’s financial statement swill be completed within 60 days after the end of each fiscal year of the Master Fund and that the Contingent Payment will be made promptly after the completion of the audit.

Although the amounts required to be paid by the Master Fund under the Promissory Note will generally be paid in cash, the Master Fund may, under certain limited circumstances noted above, pay all or a portion of the amounts due by the in-kind distribution of marketable or non-marketable securities.

6.	In addition, a Member who tenders for repurchase only a portion of an Interest will be required to maintain a minimum capital account balance of $25,000, net of the amount of the Incentive Allocation, if any, that is to be debited from the capital account of the Member as of the date that the Master Fund values the Interest for repurchase. The Master Fund maintains the right to reduce the portion of an Interest to be repurchased from a Member so that the required minimum capital account balance is maintained.

The Master Fund may redeem all or part of an Interest if, among other reasons, the Sub-Adviser determines that it would be in the best interests of the Master Fund to do so. The Master Fund reserves the right to reduce that portion of the Interest to be purchased from a Member to maintain the Member’s capital account balance at $25,000 if a Member tenders a portion of an Interest and the repurchase of that portion would cause the Member’s capital account balance to fall below this required minimum.

7.	Withdrawal of Tender of Interest for Repurchase. Interests tendered pursuant to the Repurchase Offer may be withdrawn or you may change the amount of Interest tendered for Repurchase at any time prior to the close of The New York Stock Exchange (normally the Exchange closes at 4:00 p.m., Eastern time, but may close earlier on certain days) on December 31, 2007 (the Repurchase Request Deadline). You must send a written notice to PARADIGM Global Advisors, LLC, at one of its addresses specified in this Repurchase Request Form or the Prospectus, and PARADIGM Global Advisors, LLC, must receive it before the Repurchase Request Deadline.

8.	Suspension or Postponement of Repurchase Offer. The Board of Directors of the Master Fund may suspend or postpone this Repurchase Offer only by a majority vote of the Directors (including a majority of the disinterested Directors) and only:
(A) for any period during which The New York Stock Exchange or any market in which the securities owned by the Master Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;
(B) for any period during which an emergency exists as a result of which disposal by the Master Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Master Fund fairly to determine the value of its net assets; or
(C) for such other periods as the Securities and Exchange Commission may order for the protection of Members of the Master Fund.
9.	Tax Consequences. A Member that tenders its entire Interest will generally have a taxable event when the Interest is repurchased. Gain, if any, will be recognized by a tendering Member only as and after the total proceeds received by the Member exceed the Member’s adjusted tax basis in the Interest. A loss, if any, will be recognized only after the Member has received full payment under the promissory note that will be given to the Member prior to the Master Fund’s payment of the repurchase amount.

Members should consult their tax advisers regarding the specific tax consequences, including state and local tax consequences, of a repurchase of their Interest. Special tax rules apply to Interest repurchased from retirement plan accounts.

A tender of Interest pursuant to the Repurchase Offer will be treated as a taxable sale of the Interest if the tender (i) completely terminates the Member’s interest in the Master Fund, (ii) is treated under the Internal Revenue Code as a distribution that is “substantially disproportionate” or (iii) is treated under the Internal Revenue Code as a distribution that is “not essentially equivalent to a dividend”. A “substantially disproportionate” distribution generally requires a reduction of at least 20% in the Member’s proportionate Interest in the Master Fund after all Interests are tendered. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Member’s interest, which should be the case if the Member has a minimal Interest in the Master Fund, exercises no control over Master Fund affairs and suffers a reduction in his or her proportionate Interest. The Master Fund intends to take the position that tendering Members will qualify for sale treatment. If the transaction is treated as a sale for tax purposes, any gain or loss recognized will be treated as a capital gain or loss by Members who hold their Interest as a capital asset and as a long-term capital gain or loss if such Interest has been held for more than twelve months. If the transaction is not treated as a sale, the amount received upon a sale of Interest may consist in whole or in part of ordinary dividend income, a return of capital or capital gain, depending on the Master Fund’s earnings and profits for its taxable year and the Member’s basis in the Interest. In addition, if any amounts received are treated as a dividend to tendering Members, a constructive dividend may be received by non-tendering Members whose proportionate interest in the Master Fund has been increased as a result of the tender.

10.	Withdrawal Charges: The Master Fund does not charge a special handling or processing fee for repurchases.

11.	Proper Form of Repurchase Request Documents: All questions as to the validity, form, eligibility (including, for example, the time of receipt) and acceptance of repurchase requests will be determined by the Master Fund, in its sole discretion, and that determination will be final and binding. The Master Fund reserves the right to reject any and all tenders of repurchase requests for Interest determined not to be in the proper form, or to refuse to accept for repurchase any Interest if, in the opinion of counsel to the Master Fund, paying for such Interest would be unlawful. The Master Fund also reserves the absolute right to waive any of the conditions of this Offer or any defect in any tender of Interest, whether in general or with respect to any particular Interest or Member(s). The Master Fund’s interpretations of the terms and conditions of this Repurchase Offer shall be final and binding. Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the times as the Master Fund shall determine. Tenders of Interest will not be deemed to have been made until all defects or irregularities have been cured or waived.

Neither the Master Fund, PARADIGM Global Advisors, LLC (the Master Fund’s sub-investment advisor) nor Citi Fund Services Ohio, Inc. (the Master Fund’s Administrator and Transfer Agent) nor any other person is or will be obligated to give notice of any defects or irregularities in repurchase requests tendered, nor shall any of them incur any liability for failure to give any such notice.

Neither the Master Fund nor its Board of Directors make any recommendation to any Member whether to tender or refrain from tendering Interest. Each Member must make an independent decision whether to tender Interest and, if so, how much Interest to tender.

No person has been authorized to make any recommendation on behalf of the Master Fund whether Members should tender pursuant to this Repurchase Offer. No person has been authorized to give any information or to make any representations in connection with this Repurchase Offer other than those contained in this Repurchase Offer or in the Master Fund’s Registration Statement and Private Placement Memorandum. If given or made, any such recommendations and such information must not be relied upon as having been authorized by the Master Fund, its sub-investment advisor, Distributor or PARADIGM Global Advisors, LLC.

For the Master Fund’s current net asset values and other information about this Repurchase Offer, call PARADIGM Global Advisors, LLC, at (212)271-3388.
Dated: December 4, 2007